Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2003-07-31

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Henkel in "The world's Top sustainable Stocks".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

T. Kühn H. Nicolas

Encl.



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Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases, which we just distributed to the media worldwide.

With my very best regards

Ernst Primosch

Pressemitteilung

Press Release

Recognition of sustainable business practices

Henkel in "The World's Top Sustainable Stocks"

Henkel in the US list of the top 20 sustainable stocks for the second time.

Düsseldorf – For the second time, SustainableBusiness.com has included Henkel in its SB20 list of the world's top sustainable stocks, as published in its newsletter, "The Progressive Investor." Special praise was reserved for the clear commitment and the activities of the Henkel Group in support of sustainable business practices as a combination of ecology, economics and social responsibility.

"This confirms that, for Henkel, sustainability is not just about balancing economic, ecological and social demands. It is also about future viability," comments Dr. Lothar Steinebach, Chief Financial Officer of the Henkel Group. "Henkel's brands and technologies, which are aligned to sustainability, make a long-term contribution to creating and securing the economic basis of our society."

To choose the 20 companies that make up the list, SustainableBusiness.com asked five famous social/environmental investment advisors to recommend companies that stand out as the world leaders in terms of both sustainability and financial strength.

„Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. Henkel Brands and Technologies are available in 125 countries.

July 31, 2003

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

Contact:
Henkel Group
Corporate Communications

Ernst Primosch
Phone: 0211-797-3533
Fax: 0211-798-2484
Email: press@henkel.com

Lars Witteck
Phone: 0211-797-2606
Fax: 0211-798-9208

http://presse.henkel.de

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